Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-248943

September 23, 2020

Kingsoft Cloud Holdings Limited

            Kingsoft Cloud Holdings Limited or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

            Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, UBS Securities LLC at 1-888-827-7275, Credit Suisse Securities (USA) LLC at +1-800-221-1037, China International Capital Corporation Hong Kong Securities Limited at +852-2872-2000 and Goldman Sachs (Asia) L.L.C. at +1-212-902-1171. You may also access the Company’s most recent prospectus dated September 23, 2020, which is included in Amendment No. 1 to the Company’s registration statement on Form F-1, as filed with the SEC on September  23, 2020, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1795589/000119312520251765/d12646df1a.htm.

            The following information supplements and updates the information contained in the Company’s preliminary prospectus dated September 21, 2020. This free writing prospectus reflects the following amendments that were made in Amendment No. 1. All references to page numbers are to page numbers in Amendment No. 1.

            Amendment No. 1 reflects the amendment that we anticipate the number of ADSs to be offered by the Company and the selling shareholders in our follow-on public offering will be 16,421,576 (or 18,884,816 if the underwriters exercise their over-allotment option in full). The amendment of the number of ADSs offered results in the following changes:

•	Cover page—Appendix I replaces the cover page in its entirety.

•

Shareholding structure immediately after this offering – Appendix II replaces the diagram that illustrates the shareholding structure of our company immediately after this offering on page 6 and page 80.

•	ADSs offered by the Company—8,000,000 ADSs (or 10,463,240 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

•	ADSs offered by the selling shareholders—8,421,576 ADSs.

•

Ordinary shares—We will issue 120,000,000 ordinary shares represented by the ADSs in this offering (or 156,948,600 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

•

Ordinary shares outstanding immediately after this offering—3,270,266,493 ordinary shares, par value US$0.001 per share (or 3,307,215,093 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

•

Option to purchase additional ADSs— We have granted to the underwriters the right to purchase up to an additional 2,463,240 ADSs from us within 30 days of the date of this prospectus in connection with the offering.

•

Use of proceeds— We expect to receive net proceeds of approximately US$298.8 million from this offering, or approximately US$390.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

•

Number of ADSs – There will be 50,921,576 ADSs (representing 763,823,640 ordinary shares, or approximately 23.4% of our outstanding ordinary shares) issued and outstanding immediately after this offering, or 53,384,816 ADSs (representing 800,772,240 ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full.

•	Capitalization—Appendix III replaces the section “Capitalization” in its entirety.

•	Dilution—Appendix IV replaces the section “Dilution” in its entirety.

•	Principal and Selling Shareholders—Appendix V replaces the section “Principal and Selling Shareholders” in its entirety.

•	Expenses Relating to this Offering—Appendix VI replaces the section “Expenses Relating to this Offering” in its entirety.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Appendix I

Subject to Completion

Preliminary Prospectus dated September 23, 2020

16,421,576 American Depositary Shares

Kingsoft Cloud Holdings Limited

Representing 246,323,640 Ordinary Shares

This is a public offering of American depositary shares, or ADSs, representing ordinary shares of Kingsoft Cloud Holdings Limited. We are offering a total of 8,000,000 ADSs. The selling shareholders identified in this prospectus are selling 8,421,576 ADSs. Each ADS represents 15 of our ordinary shares, par value US$0.001 per share. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The ADSs representing our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “KC.” On September 18, 2020, the closing trading price for the ADSs, as reported on the Nasdaq Global Select Market, was US$38.67 per ADS.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2020.

J.P. Morgan	UBS Investment Bank	Credit Suisse	CICC	Goldman Sachs (Asia) L.L.C.

The date of this prospectus is             , 2020.

Appendix II

Note:

(1)	We expect the shareholding structure of our significant subsidiaries and VIEs will remain the same immediately after the completion of this offering.

Appendix III

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2020:

•	on an actual basis; and

•

on a pro forma as adjusted basis, giving effect to our issuance and sale of 120,000,000 ordinary shares in the form of ADSs pursuant to this prospectus, at an assumed public offering price of US$38.67 per ADS (based on the last reported closing trading price of the ADSs on September 18, 2020 on the Nasdaq Global Select Market), resulting in net proceeds of approximately US$298.8 million, assuming the underwriters do not exercise its over-allotment option to purchase additional ADSs and after deducting estimated underwriting discounts and commissions and estimated issuance expenses.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
	Actual		Pro forma as adjusted
	RMB	US$	RMB	US$
	(in thousands)
Shareholders’ equity:
Ordinary shares (US$0.001 par value; 3,311,835,875 shares issued and 3,146,466,493 shares outstanding on an actual basis, and 3,266,466,493 issued and outstanding on a pro forma adjusted basis)	21,497	3,043	22,345	3,163
Additional paid-in capital(1)	12,139,745	1,718,270	14,249,698	2,016,914
Accumulated deficit	(5,653,611)	(800,218)	(5,653,611)	(800,218)
Accumulated other comprehensive income	536,380	75,920	536,380	75,920
Noncontrolling interests	(189)	(27)	(189)	(27)

Total shareholders’ equity:	7,043,822	996,988	9,154,623	1,295,752

Total capitalization	7,043,822	996,988	9,154,623	1,295,752

Notes:

(1)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated net offering expenses payable by us, a US$1.00 change in the assumed public offering price of US$38.67 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by US$7.7 million.

Appendix IV

DILUTION

Our net tangible book value as of June 30, 2020 was US$995.9 million, or US$0.32 per ordinary share and US$4.80 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the public offering price per ordinary shares.

Without taking into account any other changes in such net tangible book value after June 30, 2020, other than to give effect to our issuance and sale of 8,000,000 ADSs offered in this offering at an assumed public offering price of US$38.67 per ADS (based on the last reported closing trading price of the ADSs on September 18, 2020 on the Nasdaq Global Select Market), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been US$1,294.6 million, or US$0.40 per ordinary share and US$6.00 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$2.18 per ordinary share, or US$32.67 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed public offering price of US$38.67 per ADS (based on the last reported closing trading price of the ADSs on September 18, 2020 on the Nasdaq Global Select Market) and all ADSs are exchanged for ordinary shares:

	Per ordinary share	Per ADS
Assumed public offering	US$2.58	38.67
Net tangible book value as of June 30, 2020	US$0.32	4.80
Pro forma as adjusted net tangible book value as of June 30, 2020 to give effect to this offering	US$0.40	6.00
Amount of dilution in net tangible book value to new investors in this offering	US$2.18	32.67

The following table summarizes, on an as adjusted basis as of June 30, 2020, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the assumed public offering price of US$38.67 per ADS (based on the last reported closing trading price of the ADSs on September 18, 2020 on the Nasdaq Global Select Market) before deducting underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Shares	Average Price per ADS
	Number	Percent	Amount (in thousands of US$)	Percent	US$	US$
Existing shareholders	3,146,466,493	96%	1,721,313	85%	0.55	8.25
New investors in this offering	120,000,000	4%	309,360	15%	2.58	38.67

Total	3,266,466,493	100%	2,030,673	100%

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. The maximum aggregate number of ordinary shares that may be issued under our share incentive plans is 425,126,304 shares. As of the date of this prospectus, there are 132,198,000 ordinary shares issuable upon exercise of outstanding share options under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

Appendix V

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 3,150,266,493 ordinary shares outstanding as of the date of this prospectus and 3,270,266,493 ordinary shares outstanding immediately after the completion of this offering, including 120,000,000 ordinary shares to be sold by us in this offering in the form of ADSs, and excluding (i) a total of 5,475,254 ordinary shares we repurchased in February 2020 and (ii) a total of 156,094,128 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, representing the 156,094,128 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by TMF Trust (HK) Limited, as trustee of the share awards, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	%**	Number of Shares	%**	Number	%**
Directors and Executive Officers:†
Jun Lei (1)	449,701,000	14.3	—	—	449,701,000	13.8
Tao Zou	—	—	—	—	—	—
Yulin Wang (2)	68,829,413	2.2	—	—	68,829,413	2.1
Haijian He	—	—	—	—	—	—
Shou Zi Chew	—	—	—	—	—	—
Shouxing Liang	*	*	—	—	*	*
Wei Song	*	*	—	—	*	*
Tao Liu	*	*	—	—	*	*
Yifeng Qian	*	*	—	—	*	*
Mingto Yu	—	—	—	—	—	—
Kuiguang Niu	—	—	—	—	—	—
Hang Wang	—	—	—	—	—	—
All directors and executive officers as a group (3)	545,213,960	17.2	—	—	545,213,960	16.6
Principal Shareholders:
Kingsoft Corporation Limited (4)	1,423,246,584	45.2	—	—	1,423,246,584	43.5
Xiaomi Corporation (5)	449,701,000	14.3	—	—	449,701,000	13.8
Selling Shareholders:
FutureX Entities (6)	149,068,637	4.7	44,284,680	1.4	104,783,957	3.2
New Cloud Ltd. (7)	117,845,456	3.7	39,281,805	1.2	78,563,651	2.4
Precious Steed Limited (8)	58,922,728	1.9	22,242,000	*	36,680,728	1.1
Zhang Hongjiang (9)	*	*	16,586,985	*	*	*
Shunwei Growth III Limited (10)	*	*	3,928,170	*	*	*

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,150,266,493 being the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after the date of this prospectus.

†	The address of our directors and executive officers is Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.
(1)	Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.
(2)

Represent (i) 48,605,125 ordinary shares held by Autogold Limited, a British Virgin Islands company wholly owned by Prosper River Group Limited and ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Yulin Wang is the settlor of the trust, and Mr. Yulin Wang and his family members are the trust’s beneficiaries. The registered address of Autogold Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, (ii) 9,600,000 ordinary shares held by River Jade Holdings Limited, a British Virgin Islands company ultimately controlled by Mr. Yulin Wang. The registered address of River Jade Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, and (iii) 3,624,288 ordinary shares underlying share awards under our share incentive plans held by TMF Trust (HK) Limited, as trustee of the share awards. In addition, an aggregate of 7,000,000 ordinary shares underlying share awards that are exercisable within 60 days after the date of this prospectus.

(3)	Including an aggregate of 16,240,000 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after the date of this prospectus.
(4)

Represent 1,423,246,584 ordinary shares, directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

(5)

Represent 449,701,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company. The registered address of Xiaomi Corporation is PO Box 309, Ugland House, Grand Cayman, KY1-11074, Cayman Islands.

(6)

Represent (i) 57,485,603 ordinary shares held by FutureX AI Opportunity Fund LP, a Cayman Islands company, (ii) 41,271,160 ordinary shares held by FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), a Cayman Islands company, (iii) 17,727,785 ordinary shares held by FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), a Cayman Islands company, (iv) 16,369,647 ordinary shares held by FutureX Innovation SPC (acting for and on behalf of Special Opportunity Fund VI SP as one of its segregated portfolios), and (v) 16,214,442 ordinary shares held by Howater Innovation I Limited Partnership, a Cayman Islands limited partnership. Each of FutureX AI Opportunity Fund LP, FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), and FutureX Innovation SPC (acting for and on behalf of Special Opportunity Fund VI SP as one of its segregated portfolios) (collectively as the “FutureX Innovation SPC Entities”) is controlled by FutureX Capital Limited, a Cayman Islands company. The general partner of FutureX AI Opportunity Fund LP and the FutureX Innovation SPC Entities is FutureX Innovation Limited, a Cayman Islands company, which is controlled by FutureX Capital Limited. FutureX Capital Limited is controlled by Ms. Qian Zhang. The general partner of Howater Innovation I Limited Partnership is Howater Capital (Cayman Limited), a Cayman Islands company.

According to the proxy arrangement among the FutureX Innovation SPC Entities, FutureX AI Opportunity Fund LP and Howater Innovation I Limited Partnership, each of the FutureX Innovation SPC Entities and Howater Innovation I Limited Partnership has irrevocably and unconditionally appointed and constituted FutureX AI Opportunity Fund LP or any person nominated by FutureX AI Opportunity Fund LP, as its proxy, to vote all shares then held by them on behalf of them at any shareholder meeting of the Company (and at any adjournment thereof) held at any time and in any manner or direction as FutureX AI Opportunity Fund LP may deem fit in its sole discretion.

The registered office of the FutureX Innovation SPC Entities and FutureX AI Opportunity Fund LP is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered office of Howater Innovation I Limited Partnership is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Ordinary shares being sold by FutureX Entities include (i) 19,161,855 ordinary shares held by FutureX AI Opportunity Fund LP, (ii) 13,757,040 ordinary shares held by FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), (iii) 5,909,250 ordinary shares held by FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP) and (iv) 5,456,535 ordinary shares held by FutureX Innovation SPC (acting for and on behalf of Special Opportunity Fund VI SP as one of its segregated portfolios). Howater Innovation I Limited Partnership is not selling shares in this offering.

(7)

Represent 117,845,456 ordinary shares held by New Cloud Ltd., a British Virgin Islands company controlled by Mr. Dingzhe Liu. The registered address of New Cloud Ltd. is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(8)

Represent 58,922,728 ordinary shares held by Precious Steed Limited, a British Virgin Islands company jointly held by Forebright New Opportunities Fund, L.P. and Forebright New Opportunities Fund II, L.P., both of which are Cayman Islands company. The general partners of Forebright New Opportunities Fund, L.P. and Forebright New Opportunities Fund II, L.P. are FNOF GP Limited and FNOF GP II Limited, respectively, which are beneficially owned by Liu Cheng and IP Kun Wan. The registered address of Precious Steed Limited is c/o Suite 3720 Jardine House, 1 Connaught Place, Central, Hong Kong.

(9)	Represent ordinary shares held by Mr. Zhang Hongjiang. The business address of Mr. Zhang is 8 Upper Serangoon Crescent #14-19 Riversails Singapore.
(10)

Represent ordinary shares held by Shunwei Growth III Limited, a British Virgin Islands wholly owned by Shunwei China Internet Opportunity Fund II, L.P., which is ultimately controlled by Tuck Lye KOH. The registered address of Shunwei Growth III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of August 31, 2020, 517,500,000 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 16.4% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders. Upon the completion of this offering, Kingsoft Group will remain our largest shareholder.

Appendix VI

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, all amounts are estimates. We will pay all of the expenses of this offering.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$	94,863
FINRA filing fee	US$	118,509
Printing and engraving expenses	US$	98,800
Legal fees and expenses	US$	570,000
Accounting fees and expenses	US$	200,000
Miscellaneous costs	US$	29,000

Total	US$	1,111,172